UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                 Interland, Inc.
                                 ---------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    458727203
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 9, 2004
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: |_|

                                  SCHEDULE 13D

CUSIP No. 458727203
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Seymour Holtzman
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      N/A
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     949,775
SHARES                 ---------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                   ---------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        949,775
WITH                   ---------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      949,775
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 458727203
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Evelyn Holtzman
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      N/A
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES                 ---------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                   ---------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH                   ---------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                              none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      none
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458727203
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jewelcor Management, Inc.                                       23-2331228
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     949,775
SHARES                 ---------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                   ---------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        949,775
WITH                   ---------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      949,775
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 458727203
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      S.H. Holdings, Inc.                                            23-2512788
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      N/A
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES                ----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                  ----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH                  ----------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [x]
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO

                                  SCHEDULE 13D

CUSIP No. 458727203
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jewelcor Incorporated                                          24-0858676
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      N/A
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES                ----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                  ----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH                  ----------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [x]
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Interland, Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia 30303.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) - (c), (f) This Schedule 13D is being filed jointly by Jewelcor Management, Inc., Jewelcor Incorporated, S.H. Holdings, Inc., Seymour Holtzman and Evelyn Holtzman (the "Reporting Persons").

            Jewelcor Management, Inc. ("JMI") is a Nevada corporation which is primarily involved in investment and management services. The address of the principal business and principal offices of JMI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of JMI and their principal occupations and business addresses are set forth on
Schedule I attached to this Schedule 13D. Seymour Holtzman, the Chairman, Chief Executive and President of JMI, has sole voting and dispositive power with respect to the shares of Common Stock held by JMI.

            JMI is a wholly owned subsidiary of Jewelcor Incorporated, a Pennsylvania corporation ("Jewelcor") which owns and manages commercial real estate. The address of the principal business and principal offices of Jewelcor is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of Jewelcor and their principal occupations and business addresses are set forth on Schedule II attached to this Schedule 13D.

            Jewelcor is a wholly owned subsidiary of S.H. Holdings, Inc., a Delaware corporation ("SHI") which acts as a holding company. The address of the principal business and principal offices of SHI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of SHI and their principal occupations and business addresses are set forth on
Schedule III attached to this Schedule 13D. Seymour Holtzman and Evelyn Holtzman, his wife, own, as tenants by the entirety, a controlling interest in SHI.

            Seymour Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. Mr. Holtzman's principal occupation is serving as Chairman of the Board of two public companies, Casual Male Retail Group, Inc. and MM Companies, Inc. He also serves as Chairman and Chief Executive Officer of each of JMI, C.D. Peacock, Inc., a Chicago retail jewelry establishment, and S.A. Peck & Company, a Chicago based retail and mail order jewelry company.

            Evelyn Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702.

            (d) and (e) During the last five years, no Reporting Person or other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The purchases of 949,775 shares of Common Stock by JMI were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended by JMI for such purchases (including brokerage commissions and related fees) was approximately $2,848,737.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. On July 19, 2004, JMI sent a letter to the Issuer requesting a special meeting of the shareholders for the purpose of (a) amending the Issuer's restated bylaws to provide that (i) shareholders may amend or alter the bylaws by an affirmative vote of the outstanding shares and (ii) vacancies on the Issuer's board of directors occurring by reason of removal by shareholders shall be filled for the unexpired term of the directors so removed, only by the affirmative vote of the shareholders holding a majority of the outstanding shares, (b) removing the current members of the Issuer's board of directors and (c) electing individuals to the Issuer's board of directors to fill the vacancies created by such removal of directors. A copy of such letter is attached hereto as Exhibit 1. The Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b) As of July 16, 2004, the Reporting Persons owned an aggregate of 949,775 shares of Common Stock, representing approximately 5.9% of the outstanding shares of Common Stock based upon the 16,080,805 shares of Common Stock reported by the Issuer to be outstanding as of June 30, 2004 in its Form 10-Q filed with the SEC on July 7, 2004.

            As of July 16, 2004, JMI beneficially owned an aggregate of 949,775 shares of Common Stock, representing approximately 5.9% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Jewelcor and SHI may both be deemed to have indirect beneficial ownership of the 949,775 shares of Common Stock held by JMI. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, Seymour Holtzman and Evelyn Holtzman may both be deemed to have indirect beneficial ownership of the 949,775 shares of Common Stock held by JMI. Seymour Holtzman has sole voting and dispositive power over the shares of Common Stock held by JMI.

            (c) All transactions effected by the Reporting Persons with respect to the Common Stock are listed on Exhibit 2 attached hereto and occurred in open market purchases on NASDAQ.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no contracts, arrangements or understandings among the Reporting Persons, or between any Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      1.    Letter dated July 19, 2004 from JMI to the Issuer.

      2.    Transactions Effected in the Issuer's Common Stock.

      3. Joint Filing Agreement dated July 19, 2004, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

                                  SIGNATURES
                                  ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:      July 19, 2004

                                       JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                          ----------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       JEWELCOR INCORPORATED

                                       By: /s/ Seymour Holtzman
                                          ----------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       S.H. HOLDINGS, INC.

                                       By: /s/ Seymour Holtzman
                                          ----------------------------------
                                         Name:  Seymour Holtzman
                                         Title: President


                                       /s/ Seymour Holtzman
                                       -------------------------------------
                                       Seymour Holtzman



                                       /s/ Evelyn Holtzman
                                       -------------------------------------
                                       Evelyn Holtzman

                                                                      Schedule I


               Directors and Officers of Jewelcor Management, Inc.

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Seymour Holtzman,         Chairman, Chief         100 North Wilkes Barre Blvd.
Chairman, Chief           Executive Officer,      Wilkes Barre, Pennsylvania
Executive Officer,        President               18702
President                 Jewelcor Management,
                          Inc.

Richard Huffsmith,        Vice President/General  100 North Wilkes Barre Blvd.
Vice President and        Counsel, Jewelcor       Wilkes Barre, Pennsylvania
General Counsel           Management, Inc.        18702

Joseph F. Litchman,       Consultant to           100 North Wilkes Barre Blvd.
Director                  Jewelcor Management,    Wilkes Barre, Pennsylvania
                          Inc.                    18702

Maria Sciandra,           Corporate Secretary     100 North Wilkes Barre Blvd.
Corporate Secretary,      Jewelcor Management,    Wilkes Barre, Pennsylvania
Director                  Inc.                    18702

                                                                     Schedule II


                 Directors and Officers of Jewelcor Incorporated

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Seymour Holtzman,         Chairman, Chief         100 North Wilkes Barre Blvd.
Chairman, Chief           Executive Officer,      Wilkes Barre, Pennsylvania
Executive Officer,        President               18702
President                 Jewelcor Management,
                          Inc.

Richard Huffsmith,        Vice President/General  100 North Wilkes Barre Blvd.
Vice President and        Counsel, Jewelcor       Wilkes Barre, Pennsylvania
General Counsel           Management, Inc.        18702

Joseph F. Litchman,       Consultant to           100 North Wilkes Barre Blvd.
Director and Treasurer    Jewelcor Management,    Wilkes Barre, Pennsylvania
                          Inc.                    18702

Maria Sciandra,           Corporate Secretary     100 North Wilkes Barre Blvd.
Corporate Secretary,      Jewelcor Management,    Wilkes Barre, Pennsylvania
Director                  Inc.                    18702

                                                                    Schedule III


                   Directors and Officers of SH Holdings, Inc.

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Seymour Holtzman,         Chairman, Chief         100 North Wilkes Barre Blvd.
Chairman, Chief           Executive Officer,      Wilkes Barre, Pennsylvania
Executive Officer,        President               18702
President                 Jewelcor Management,
                          Inc.

Richard Huffsmith,        Vice President/General  100 North Wilkes Barre Blvd.
Vice President and        Counsel, Jewelcor       Wilkes Barre, Pennsylvania
General Counsel           Management, Inc.        18702

Joseph F. Litchman,       Consultant to           100 North Wilkes Barre Blvd.
Director and Treasurer    Jewelcor Management,    Wilkes Barre, Pennsylvania
                          Inc.                    18702

Maria Sciandra,           Corporate Secretary     100 North Wilkes Barre Blvd.
Corporate Secretary,      Jewelcor Management,    Wilkes Barre, Pennsylvania
Director                  Inc.                    18702

                                                                     EXHIBIT 1

                                                                 July 19, 2004

VIA FEDERAL EXPRESS
-------------------
Mr. Joel J. Kocher
Chairman of the Board, President and Chief Executive Officer
Interland, Inc.
303 Peachtree Center Avenue, Suite 500
Atlanta, Georgia 30303

                        Request for Special Meeting of Shareholders
                        -------------------------------------------

Dear Mr. Kocher:

      The undersigned, a holder as of July 16, 2004 of 949,775 shares of the common stock, $.01 par value (the "Common Stock"), of Interland, Inc., a Minnesota corporation (the "Company"), hereby demands, pursuant to Subdivision 2 of Section 302A.433 of the Minnesota Business Corporation Act (the "Minnesota Act"), that the Company call a special meeting of the shareholders for the following purposes:

            1. to amend Section 10.01 of the Company's Restated Bylaws to provide that shareholders may amend or alter the Company's Restated Bylaws by the affirmative vote of the shareholders holding a majority of the outstanding shares;

            2. to amend Section 3.09 of the Company's Restated Bylaws to provide that any vacancy in the Company's board of directors occurring by reason of removal of any director or directors by the shareholders shall be filled, for the unexpired term of the director or directors so removed, only by the affirmative vote of the shareholders holding a majority of the outstanding shares;

            3. to remove the current six members of the Company's board of directors; and

            4. to elect individuals to the Company's board of directors to fill the vacancies created by such removal of directors and to serve until their successors are duly elected and qualified.

      The undersigned holder is not demanding a special meeting for the purpose of considering any action that would directly or indirectly facilitate or effect a business combination as defined in Subdivision 46 of Section 302A.011 of the Minnesota Act.

      Attached is a letter from Spear, Leeds & Kellogg, L.P. showing the undersigned to be the beneficial owner as of July 15, 2004 of 927,775 shares of the Common Stock held in an account with such entity. As of July 16, 2004, the undersigned beneficially owned an aggregate of 949,775 shares of Common Stock, representing approximately 5.9% of the outstanding shares. We are communicating with a few other shareholders of the Company to determine whether they might also request that the Company call a special meeting of its shareholders, for purposes of the provisions of the Minnesota Act which require holders of 10% or more of the voting power in order to request a special meeting of shareholders.

      If holders of at least 10% of the voting power of the Company's shares request a special meeting, the undersigned trusts that the Company's board of directors will comply with its obligations under Subdivision 2 of Section 302A.433 of the Minnesota Act and cause the special meeting of the shareholders to be held no later than 90 days after receipt of such requests. We also trust that the Company will not take any action that has the purpose or effect of seeking to thwart efforts to call a special meeting or the matters to be proposed and voted upon at the special meeting.

      If the board does not comply with requests received from holders of 10% or more of the voting power of the Company's shares, or takes any other action against the interests of shareholders in response to our initiatives, we are fully prepared to litigate any such matters, and are confident that we will prevail. As you may know, two years ago Jewelcor Management, Inc. and other stockholders pursued a proxy contest to elect members to the board of directors of Liquid Audio, Inc., a Delaware corporation. Rather than permit the stockholder franchise to proceed in accordance with Liquid Audio's long-standing bylaw provisions, prior to the annual meeting of Liquid Audio's stockholders, Liquid Audio amended its bylaws to expand its board of directors from five to seven members. The stockholders opposing Liquid Audio's management went to Delaware court to challenge management's self-serving bylaw amendment, and were successful in invalidating that amendment. We understand that the cost of management's unsuccessful litigation efforts amounted to $1 million or more. We believe that any action the Company's board might now take in an attempt to interfere with and impede the shareholders' ability and right to vote, or affect the outcome of such vote, would be subject to similar legal challenge under Minnesota law. We hope and expect that the Company's management will spare the Company and its shareholders the expense, distraction and delay of costly litigation and proceed with the special meeting in accordance with the Minnesota Act and its fiduciary duties.

      Please acknowledge receipt of this letter by signing and dating the enclosed copy of this letter and return the same to the undersigned in the enclosed envelope.

                                         Very truly yours,

                                         JEWELCOR MANAGEMENT, INC.

                                         by /s/ Richard Huffsmith
                                           -----------------------------------
                                           Name:  Richard Huffsmith
                                           Title: Vice President and General
                                                  Counsel


RECEIPT ACKNOWLEDGED ON
July __, 2004

INTERLAND, INC.

By:_________________
     Joel J. Kocher

                                                                       EXHIBIT 2


               TRANSACTIONS EFFECTED IN THE ISSUER'S COMMON STOCK

                              Shares Purchased
Purchaser         Date        (Sold)                        Price Per Share(1)
---------         ----        ----------------              ------------------

JMI               5/24/04            23,875                 $2.78
JMI               5/25/04            27,619                 $2.84
JMI               5/26/04            43,925                 $2.82
JMI               5/28/04             8,802                 $2.89
JMI               6/1/04             11,517                 $2.94
JMI               6/2/04             35,276                 $2.92
JMI               6/3/04             22,514                 $2.95
JMI               6/4/04             53,669                 $3.00
JMI               6/8/04                500                 $3.04
JMI               6/14/04            25,042                 $3.37
JMI               6/15/04           114,298                 $3.56
JMI               6/16/04            17,284                 $3.52
JMI               6/17/04            43,581                 $3.48
JMI               6/23/04           (10,000)                $2.98
JMI               6/24/04            16,941                 $3.01
JMI               6/25/04            37,213                 $3.03
JMI               6/28/04            33,396                 $2.99
JMI               6/29/04            (5,000)                $2.95
JMI               6/29/04           250,000                 $2.81
JMI               7/1/04              3,517                 $2.79
JMI               7/2/04                737                 $2.84
JMI               7/7/04              4,100                 $2.92
JMI               7/8/04              2,745                 $2.87
JMI               7/9/04             44,000                 $2.81
JMI               7/12/04             2,337                 $2.74
JMI               7/13/04            73,487                 $2.74
JMI               7/15/04            46,400                 $2.93
JMI               7/16/04            22,000                 $2.97



-------------------
(1) Includes commissions and brokerage fees

                                                                       EXHIBIT 3

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the common stock, par value $.01 per share, of Interland, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on
Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

            The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

      This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

      IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement this 19th day of July, 2004.

                                       JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                          -------------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       JEWELCOR INCORPORATED

                                       By: /s/ Seymour Holtzman
                                          -------------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       S.H. HOLDINGS, INC.

                                       By: /s/ Seymour Holtzman
                                          -------------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       /s/ Seymour Holtzman
                                       ----------------------------------------
                                       Seymour Holtzman


                                       /s/ Evelyn Holtzman
                                       ----------------------------------------
                                       Evelyn Holtzman